UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

FirstBank NW Corp

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33762X106

(CUSIP Number)

Matthew S. Topham, Esq. Preston Gates & Ellis LLP 925 Fourth Avenue, Suite 2900 Seattle, WA 98104 (206) 623-7580	Jeffery D. Gow 11624 S.E. 5th Street, Suite 200 Bellevue, WA 98005 (425) 586-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33762X106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crescent Capital VI, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 539,492*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 539,492*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 539,492*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%**

14.	Type of Reporting Person (See Instructions) OO

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 539,492 shares of the Issuer’s Common Stock, Steve Wasson, a member of Crescent, individually owns 200 shares of the Issuer’s Common Stock, and Jon McCreary individually owns 14,294 shares of the Issuer’s Common Stock.  Crescent, Mr. Wasson and Mr. McCreary may be deemed to be a group for purposes of this filing.  Crescent does not have any voting or dispositive power over Mr. Wasson’s or Mr. McCreary’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson or Mr. McCreary.

** The calculation is based on a total of 5,916,380 shares of Common Stock outstanding as calculated by taking the total of 2,958,190 shares of Common Stock outstanding as of January 31, 2006, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on February 13, 2006, and giving effect to the two-for-one stock split at the close of business on February 9, 2006.

CUSIP No. 33762X106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffery D. Gow

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 539,492*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 539,492*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 539,492*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 539,492 shares of the Issuer’s Common Stock.  As the managing member of Crescent, Jeffery Gow may be deemed to beneficially own the shares owned by Crescent.  Steve Wasson, a member of Crescent, individually owns 200 shares of the Issuer’s Common Stock and Jon McCreary individually owns 14,294 shares of the Issuer’s Common Stock.  Crescent, Mr. Wasson and Mr. McCreary may be deemed to be a group for purposes of this filing.  Mr. Gow does not have any voting or dispositive power over Mr. Wasson’s or Mr. McCreary’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson or Mr. McCreary.

** The calculation is based on a total of 5,916,380 shares of Common Stock outstanding as calculated by taking the total of 2,958,190 shares of Common Stock outstanding as of January 31, 2006, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on February 13, 2006, and giving effect to the two-for-one stock split at the close of business on February 9, 2006.

CUSIP No. 33762X106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steve Wasson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 200*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 200*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 539,492 shares of the Issuer’s Common Stock, Steve Wasson, a member of Crescent, individually owns 200 shares of the Issuer’s Common Stock, and Jon McCreary individually owns 14,294 shares of the Issuer’s Common Stock.  Crescent, Mr. Wasson and Mr. McCreary may be deemed to be a group for purposes of this filing.  Mr. Wasson does not have any voting or dispositive power over Crescent’s or Mr. McCreary’s shares and hereby disclaims beneficial ownership of the shares owned by Crescent or Mr. McCreary expect to the extent of his interest as a member of Crescent in the shares owned by Crescent.

** The calculation is based on a total of 5,916,380 shares of Common Stock outstanding as calculated by taking the total of 2,958,190 shares of Common Stock outstanding as of January 31, 2006, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on February 13, 2006, and giving effect to the two-for-one stock split at the close of business on February 9, 2006.

CUSIP No. 33762X106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jon McCreary

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,294*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 14,294*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,294*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 539,492 shares of the Issuer’s Common Stock, Steve Wasson, a member of Crescent, individually owns 200 shares of the Issuer’s Common Stock, and Jon McCreary individually owns 14,294 shares of the Issuer’s Common Stock.  Crescent, Mr. Wasson and Mr. McCreary may be deemed to be a group for purposes of this filing.  Mr. McCreary does not have any voting or dispositive power over Crescent’s or Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Crescent or Mr. Wasson.

** The calculation is based on a total of 5,916,380 shares of Common Stock outstanding as calculated by taking the total of 2,958,190 shares of Common Stock outstanding as of January 31, 2006, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on February 13, 2006, and giving effect to the two-for-one stock split at the close of business on February 9, 2006.

Explanatory Note

This Amendment No. 7 to Schedule 13D (“Amendment”) relates to shares of Common Stock, par value $0.01 per share (“Common Stock”), of FirstBank NW Corp., a Washington corporation (the “Issuer”).  This statement is being filed by Crescent Capital VI, L.L.C., a limited liability company organized under the laws of the State of Washington (“Crescent”), Jeffery D. Gow, an individual (“Gow”), Steve Wasson, an individual (“Wasson”), and Jon McCreary, an individual (“McCreary”).  Crescent, Gow, Wasson and McCreary are hereinafter sometimes referred to together as the “Reporting Persons”.  This Amendment is filed to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.

Item 2.	Identity and Background

Information with respect to Crescent, Gow and Wasson in response to this Item 2 was previously filed.  Set forth below is information in response to this Item 2 with respect to McCreary:

(a)     Jon McCreary.

(b)-(c)   McCreary, a natural person, is the managing member of Palisade Capital Management LLC.   The address of his principal office and principal place of business is 55 Alder Street NW, Suite 207, Ephrata WA 98823.

(d)-(e) During the last five years, McCreary has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) McCreary is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
Information with respect to Crescent, Gow and Wasson in response to this Item 3 was previously filed. The shares of Common Stock owned by McCreary were acquired by McCreary using his personal funds.
Item 4 is incorporated herein by reference.

Item 4.	Purpose of Transaction

On February 1, 2006 Crescent delivered to the board of directors of the Issuer a written offer (the “Offer”) to acquire for cash all of the outstanding shares of Common Stock of the Issuer that Crescent does not already own at a pre-stock split price of $19.075 per share (taking into account the effectiveness of the Issuer’s recent 100% stock split).  On May 5, 2006, Crescent delivered a letter, a copy of which is attached hereto as Exhibit 99.17, to Steve R. Cox, Chairman of the Issuer’s board of directors, increasing the Offer to $20.50 per share (as amended, the “Revised Offer”).  The Revised Offer also compared Crescent’s offer for FirstBank shares to transactions for other Pacific Northwest rural banks and thrifts.  Crescent also disclosed commitments of $107.8 million, 100% of the equity financing needed to fund the Revised Offer, as reflected in the list of investors attached hereto as Exhibit 99.5 and the form of amendment to financing commitment letter attached hereto as Exhibit 99.18.  These commitments will, together with trust preferred securities, finance the entire transaction.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the exhibits attached hereto which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Information with respect to Crescent, Gow and Wasson in response to this Item 5 was previously filed.  Set forth below is information in response to this Item 5 with respect to McCreary:

(a)  The calculations included herein are based on a total of 5,916,380 shares of Common Stock outstanding as calculated by taking the total of 2,958,190 shares of Common Stock outstanding as of January 31, 2006, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on February 13, 2006, and giving effect to the two-for-one stock split at the close of business on February 9, 2006.

As of the close of business on May 5, 2006, McCreary beneficially owned 14,294 shares of Common Stock, which represents .24% of the outstanding Common Stock.

(b)  McCreary has sole voting power and power of disposition over the 14,294 shares of Common Stock that he beneficially owns.  Neither Crescent, Gow nor Wasson has voting power or power of disposition over the 14,294 shares of Common Stock owned by McCreary and Crescent, Gow and Wasson hereby disclaim beneficial ownership of such shares.  McCreary does not have voting power or power of disposition over Crescent’s or Wasson’s shares and hereby disclaims beneficial ownership of such shares.

(c)  None.

(d)  None.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
99.1

Name, business address and present principal occupation of each executive officer or person controlling Crescent Capital VI, L.L.C. (incorporated herein by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 1, 2006)

99.2

Form of Salomon Smith Barney Client Agreement (incorporated herein by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on January 22, 2004)

99.3

Letter delivered by Crescent Capital to Issuer on February 1, 2006 (incorporated herein by reference to Exhibit 3 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 1, 2006)

99.4

Joint Filing Agreement dated February 1, 2006 (incorporated herein by reference to Exhibit 7 to the Reporting Person’s Schedule 13D, filed with the Securities and Exchange Commission on February 1, 2006)

99.5	List of Investors
99.6	Term Sheet (incorporated herein by reference to Exhibit 9 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 21, 2006)
99.7	Post-Closing Charter Summary (incorporated herein by reference to Exhibit 10 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 21, 2006)
99.8	Form of Financing Commitment Letter (incorporated herein by reference to Exhibit 11 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 21, 2006)
99.9

Letter delivered by Crescent Capital to Issuer on February 16, 2006 (incorporated herein by reference to Exhibit 12 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 21, 2006)

99.10

Letter delivered by Issuer to Crescent Capital on February 24, 2006 (incorporated herein by reference to Exhibit 99.10 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on April 24, 2006)

99.11

Letter delivered by Crescent Capital to Issuer on March 6, 2006 (incorporated herein by reference to Exhibit 99.11 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on April 24, 2006)

99.12

Letter delivered by Crescent Capital to Issuer on March 29, 2006 (incorporated herein by reference to Exhibit 99.12 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on April 24, 2006)

99.13	Presentation by Crescent Capital to Issuer on April 6, 2006 (incorporated herein by reference to

Exhibit 99.13 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on April 24, 2006)
99.14

Letter delivered by Crescent Capital to Issuer on April 20, 2006 (incorporated herein by reference to Exhibit 99.14 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on April 24, 2006)

99.15

Letter delivered by Crescent Capital to Issuer on April 27, 2006 (incorporated herein by reference to Exhibit 99.15 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on May 1, 2006)

99.16

Letter delivered by Crescent Capital to Issuer on April 27, 2006 (incorporated herein by reference to Exhibit 99.16 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on May 1, 2006)

99.17	Letter delivered by Crescent Capital to Issuer on May 5, 2006
99.18	Form of Amendment to Financing Commitment Letter dated May 5, 2006
99.19	Joint Filing Agreement dated May 8, 2006

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2006

Crescent Capital VI, L.L.C.

	By:	/s/ Jeffery D. Gow
Name: Jeffery D. Gow
Title: Managing Member

/s/ Jeffery D. Gow
Jeffery D. Gow

/s/ Steve Wasson
Steve Wasson

/s/ Jon McCreary
Jon McCreary